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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC  20549


                                       SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                     Amendment No. 4*

                                     CORVEL CORPORATION
                                      (Name of Issuer)

                                        Common Stock
                              (Title of Class of Securities)

                                         34956C106
                                       (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (continued on following page(s))































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                               SCHEDULE 13G



CUSIP NO.  34956C106

1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       North Star Universal, Inc.

       EIN #41-0498850

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

                                                  (a)____
                                                  (b)____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Incorporated in Minnesota

                         5.     -0- SOLE VOTING POWER
       NUMBER OF
        SHARES
      BENEFICIALLY       6.     -0- SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING         7.     -0- SOLE VOTING POWER
        PERSON
         WITH
                         8.     -0- SHARED DISPOSITIVE POWER


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0- (1)

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [____]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%

12.    TYPE OF REPORTING PERSON

       CO

(1) As the parent company of ENStar Inc., North Star Universal, Inc. was the beneficial owner of 1,025,000 shares of CorVel Corporation common stock held by ENStar Inc. On February 28, 1997, ENStar Inc. was spun-off from North Star Universal, Inc. and is no longer a wholly owned subsidiary of North Star Universal, Inc. As a result, North Star Universal, Inc. is no longer beneficial Owner of any CorVel Corporation shares.




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                                    SCHEDULE 13G



CUSIP NO.  34956C106


Item 1(a)   Name of Issuer

            CorVel Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices

            1920 Main Street
            Suite 1090
            Irvine, California 92714

Item 2 (a)  Name of Persons Filing

            North Star Universal, Inc.

Item 2 (b)  Address of Principal Business Office

            North Star Universal, Inc.
            6479 City West Parkway
            Eden Prairie, MN  55344-3246

Item 2 (c)  Citizenship

            Incorporated in Minnesota

Item 2 (d)  Title of Class of Securities

            Common Stock, $.0001 par value

Item 2 (e)  CUSIP Number

            34956C106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

       (a)  [   ] Broker or Dealer registered under Section 15 of the Act
       (b)  [   ] Bank as defined in Section 3(a)(6) of the Act
       (c)  [   ] Insurance Company as defined in Section 3(a)(19) of the Act
       (d)  [   ] Investment Company registered under Section 8 of the
                  Investment Advisers act of 1940
       (e)  [   ] Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940














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       (f)  [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
       (g)  [   ] Parent Holding Company, in accordance with ss 240.13d-1(b)
                  (ii)(G)
       (h)  [   ] Group, in accordance with ss 240.13d-1(b)(ii)(H)

Item 4    Ownership

          (a)  Amount Beneficially Owned:  -0-

          (b)  Percent of Class:  0%

          (c)  Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or to direct the vote:  -0-

          (ii)  shared power to vote or to direct the vote:  -0-

          (iii) sold power to dispose or to direct the disposition of:
                -0-

          (iv)  shared power to dispose or to direct the disposition of: -0-

Item 5    Ownership of Five Percent or Less of a Class

          X

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

          Not applicable

Item 8    Identification and Classification of Members of the Group

          Not applicable





















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Item 9    Notice of Dissolution of Group

          Not applicable

Item 10   Certification



     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 28, 1997



                                             by/s/Peter E. Flynn
                                             -----------------------------
                                             by Peter E. Flynn, Secretary
                                                Executive Vice President
                                                Chief Financial Officer